Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 31
DATED AUGUST 24, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 31 to you in order to supplement our prospectus. This Supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 31 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 30 dated August 17, 2005, Supplement No. 29 dated August 5, 2005, Supplement No. 28 dated July 22, 2005, Supplement No. 27 dated July 14, 2005, Supplement No. 26 dated July 8, 2005, Supplement No. 25 dated June 30, 2005, Supplement No. 24 dated June 23, 2005, Supplement No. 23 dated June 16, 2005 (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and June 16, 2005), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the property we acquired since August 17, 2005, the date of our last supplement, Supplement No. 30. We purchased this property from an unaffiliated third party. We purchased this property with our own funds and we expect to place financing on this property at a later date.

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 08/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Hartford Insurance Building 6820 Wedgwood Road North Maple Grove, MN	2004-2005	08/17/05	16,294,000	97,377	100	1	Hartford Life Insurance

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offering as of August 22, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	138,951,475	1,389,514,753	145,450,814	1,244,063,939

Shares sold pursuant to our distribution reinvestment program	9,891,918	93,973,320	-	93,973,320

Shares repurchased pursuant to our share repurchase program	(526,200)	(4,867,348)	-	(4,867,348)

	398,317,193	3,978,540,739	407,530,629	3,571,010,110

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.